United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

OMB Number 3235-0145
etrials Worldwide, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
29786P103
(CUSIP Number)
Ann G. Mayberry-French
Merge Healthcare Incorporated
6737 W. Washington Street, Suite 2250
Milwaukee,  WI  53214
414-977-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29786P103

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  MERGE HEALTHCARE INC
  39-1600938

  Check the Appropriate Box if a Member of a Group (See Instructions)

    √
  SEC Use Only
  Source of Funds (See Instructions)

  WC

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  0 (See Item 5)

  Shared Voting Power

  3,621,299 (See Item 5)

  Sole Dispositive Power

  0 (See Item 5)

  Shared Dispositive Power

  3,621,299 (See Item 5)

  Aggregate Amount Beneficially Owned by Each Reporting Person

  3,621,299 (See Item 5)

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  32.7%

  Type of Reporting Person (See Instructions)

  CO

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of etrials Worldwide, Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Act. The principal executive offices of the Issuer are located at 4000 Aerial Center Parkway, Morrisville, North Carolina 27560.

Item 2. Identity and Background

  Name

  This statement is filed on behalf of Merge Healthcare Incorporated, a Delaware corporation ("Merge Healthcare").

  The names of the executive officers and directors of Merge Healthcare are set forth in Addendum A hereto.

  Residence or Business Address

  The address of the principal business and principal office of Merge Healthcare is 6737 West Washington Street, Suite 2250, Milwaukee, Wisconsin 53214–5650.

  The residence or business address of the executive officers and directors of Merge Healthcare are set forth in Addendum A hereto.

  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

  The principal business of Merge Healthcare is providing medical imaging and information management software and services, including the design, development, assembly, sale and support of radiology workflow products and services, including computer integration and information systems, for the visualization, analysis and management of medical data.

  The present principal occupation of the executive officers and directors of Merge Healthcare are set forth in Addendum A hereto.

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

  During the last five years, neither Merge Healthcare nor, to the best knowledge of Merge Healthcare, any person named in Addendum A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

  During the last five years, neither Merge Healthcare nor, to the best knowledge of Merge Healthcare, any person named in Addendum A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Citizenship

  Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

On May 30, 2009, the Issuer, Merge Healthcare and Merge Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Merge Healthcare ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which (A) Purchaser will commence a tender offer (the "Offer") to acquire all of the outstanding shares of Common Stock in exchange for (i) $0.80 in cash, without interest (the "Cash Consideration"), and (ii) 0.3448 newly issued shares of Merge Healthcare common stock, par value $0.01 per share ("Merge Healthcare Common Stock"), for each share of Issuer's Common Stock (collectively, the "Offer Price") and (B) upon the terms and subject to the conditions of the Merger Agreement, the parties agreed that following the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge (the "Merger") with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Surviving Corporation”). At the effective time of the Merger, all Common Stock issued and outstanding (other than Common Stock held by (i) Purchaser or Merge Healthcare or (ii) the holders who have properly exercised their dissenters' rights under Section 262 of the Delaware General Corporation Law) will be converted into the right to receive the greater of (i) the Offer Price and (ii) the highest price per share of Common Stock paid to any holder of Common Stock pursuant to the Offer, in the same form of consideration paid.

In the Merger Agreement, Issuer granted to Merge Healthcare and Purchaser an irrevocable option (the "Top–Up Option") to purchase, at a price per share of the Common Stock equal to the greater of (i) $1.70 and (ii) an amount equal to the highest price per share of Common Stock paid pursuant to the Offer, up to that number of newly issued shares of Merge Healthcare Common Stock that, when added to the number of shares of Common Stock, directly or indirectly, owned by Merge Healthcare and Purchaser, constitutes one (1) share of Common Stock more than ninety percent (90%) of the Common Stock outstanding, on a fully diluted basis. The Top–Up Option is exercisable only after Merge Healthcare and Purchaser own at least eighty percent (80%) of the outstanding Common Stock and prior to the fifth (5th) business day after the expiration date of the Offer or any subsequent offering period, and is not exercisable if the number of shares of Common Stock would need to be issued (taken together with the number of shares of Common Stock outstanding, on a fully diluted basis) exceeds the number of authorized, but unissued, shares of Common Stock.

The Issuer's stockholders will not receive any fractional shares of Merge Healthcare Common Stock in the Offer. Instead of receiving any fractional share of Merge Healthcare Common Stock to which Issuer's stockholders otherwise would be entitled, Issuer's tendering stockholders will receive an amount in cash, without interest, equal to such fraction multiplied by $2.610, rounded to the nearest cent.

It is currently anticipated that the Cash Consideration payable by Merge Healthcare to holders of Common Stock in the Offer and the Merger pursuant to the terms of the Merger Agreement will be financed through Merge Healthcare's available working capital and other sources of liquidity.

Under the terms of the Merger Agreement, upon the time of the initial acceptance for payment by Purchaser of any validly tendered and not properly withdrawn shares of Common Stock pursuant to the Offer, Merge Healthcare and Purchaser will be entitled to designate for appointment to the board of directors of the Issuer a pro rata number of directors based upon the percentage that the shares of Common Stock owned by Merge Healthcare and its affiliates bears to the total number of shares of Common Stock then outstanding subject to the requirement that a minimum of three independent (for purposes of Rule 10A-3 under the Exchange Act) members of the current board of directors of the Issuer remain in office until the consummation of the Merger. Pursuant to the Merger Agreement, at the effective time of the Merger, (i) the directors of Purchaser immediately prior to the Merger will be the directors of the Surviving Company, (ii) the officers appointed by the directors of Purchaser immediately prior to the Merger will be the officers of the Surviving Corporation, (iii) the certificate of incorporation and the bylaws of Purchaser in effect immediately prior to the Merger will be the certificate of incorporation and bylaws of the Surviving Corporation, except that the name of the Surviving Corporation will be designated by Merge Healthcare. After the completion of the Merger, Merge Healthcare expects that the Issuer’s Common Stock will cease to be listed on The NASDAQ Global Market and subsequently will cease to be registered under the Exchange Act.

In connection with the execution and delivery of the Merger Agreement, Merge Healthcare entered into tender and support agreements, each dated as of May 30, 2009 (each a "Stockholder Support Agreement"), with each officer and director of the Issuer, as well as certain institutional stockholders of the Issuer who are affiliated with the directors of the Issuer (each a "Supporting Stockholder"). Pursuant to each Stockholder Support Agreement, each of the Supporting Stockholders has agreed, among other things (a) to tender (and not withdraw) all shares of Common Stock beneficially owned or thereafter acquired by them in the Offer and (b) to vote such shares of Common Stock in support of the Merger and against any competing transaction unless such Stockholder Support Agreement is otherwise terminated.

In connection with the process leading to the execution of the Merger Agreement, the Issuer and Merge Healthcare entered into a Confidentiality and Non–Disclosure Agreement dated as of May 6, 2009 (the "Confidentiality and Non–Disclosure Agreement"). Pursuant to the Confidentiality and Non–Disclosure Agreement, as a condition to being furnished confidential information by the Issuer, Merge Healthcare agreed, among other things, to use such confidential information solely for the purpose of evaluating a transaction between the Issuer and Merge Healthcare. Merge Healthcare also agreed (i) not to purchase, sell or otherwise trade in the Issuer's securities or any derivatives of such securities until the Issuer, based on the advice of counsel, determined that any material provided pursuant to the Confidentiality and Non–Disclosure Agreement did not constitute material, nonpublic information and (ii) not to propose to any person or entity other than the Issuer any transaction between Merge Healthcare and the Issuer and/or its security holders involving the Issuer's securities or security holders unless the Issuer requested, in writing, that Merge Healthcare make such a proposal. In addition, Merge Healthcare agreed that, as of the date thereof and for a period of two (2) years from the date of the Confidentiality and Non–Disclosure Agreement, Merge Healthcare would not acquire, or assist, advise or encourage any other persons in acquiring, directly or indirectly, (i) control of the Issuer, including, but not limited to, acquiring control by nominating person(s) to serve on the Issuer's board of directors, (ii) more than two percent (2%) of any outstanding class of securities of the Issuer or any voting or economic interest therein, or (iii) substantially all of the Issuer's business or assets.

On June 1, 2009, Merge Healthcare and Issuer each filed a Current Report on Form 8-K and, together, issued a joint news release (the "News Release") announcing the execution of the Merger Agreement.

The descriptions of the Current Report on Form 8-K filed by Merge Healthcare, the Merger Agreement, the Stockholder Support Agreements, the News Release, and the Confidentiality and Non–Disclosure Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Form of Stockholder Support Agreement, the News Release, and the Confidentiality and Non–Disclosure Agreement, which are referenced herein as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively, and are incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

The purpose of the Offer and the Merger is for Merge Healthcare, through Purchaser, to acquire control of, the entire equity interest in, the Issuer. The Supporting Stockholders agreed to enter into the Stockholder Support Agreements to induce Merge Healthcare to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

Other than pursuant to the Merger Agreement and the Stockholder Support Agreements, as described in Items 3 and 6, neither Merge Healthcare nor, to the best knowledge of Merge Healthcare, any person listed in Addendum A hereto, has any plans or proposals which relate to or would result in:

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  Any material change in the present capitalization or dividend policy of the issuer;

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  Any action similar to any of those enumerated above.

  Although Merge Healthcare reserves the right to develop such plans.

Item 5. Interest in Secuirities of the Issuer

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  By virtue of the Stockholder Support Agreements, as of May 30, 2009, Merge Healthcare may be deemed to share with the Supporting Stockholders the power to vote or direct the voting or disposition of 3,621,299 issued and outstanding shares of Common Stock (the "Support Agreements Shares"). Merge Healthcare is not entitled to any other rights as a stockholder of the Issuer as to the Support Agreements Shares, and does not have any right to dispose or direct the disposition of the Support Agreements Shares, except for the restrictions described in Item 6. The Support Agreements Shares represent approximately 32.7% of the issued and outstanding shares of Common Stock as of April 30, 2009, as represented by the Issuer in the Merger Agreement. The interests identified in this Schedule 13D do not include the 978,350 options to purchase Common Stock of the Issuer which, if and when converted to Common Shares, would become subject to the Stockholder Support Agreements.

  Pursuant to Rule 13d-4 under the Exchange Act, Merge Healthcare hereby states that this Schedule 13D shall not be deemed an admission that Merge Healthcare is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the Support Agreements Shares, and Merge Healthcare expressly disclaims beneficial ownership of the Support Agreements Shares.

  Except as described above, to the best knowledge of Merge Healthcare, no shares of Common Stock are beneficially owned by any of the persons named in Addendum A.

  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  Included above.

  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

  Other than with respect to the Support Agreements Shares pursuant to the execution of the Stockholder Support Agreements, neither Merge Healthcare, nor, to the best knowledge of Merge Healthcare, any person named in Addendum A, has effected any transaction in the shares of Common Stock during the past sixty (60) days.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  Not applicable.

  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to each of the Stockholder Support Agreements, and subject to the terms and conditions contained therein, each of the Supporting Stockholders has agreed, among other things (a) to tender (and not withdraw) all shares of Common Stock beneficially owned or thereafter acquired by them in the Offer and to (b) to vote such shares of Common Stock in support of the Merger and against any competing transaction.

The Stockholder Support Agreements provide that each agreement will terminate immediately upon the earliest of: (i) the effective time of the Merger; or (ii) the termination of the Merger Agreement pursuant to its terms.

Pursuant to the Confidentiality and Non-Disclosure Agreement, Merge Healthcare agreed, among other things, to use such confidential information solely for the purpose of evaluating a transaction between the Issuer and Merge Healthcare. Merge Healthcare also agreed (i) not to purchase, sell or otherwise trade in the Issuer's securities or any derivatives of such securities until the Issuer, based on the advice of counsel, determined that any material provided pursuant to the Confidentiality and Non-Disclosure Agreement did not constitute material, non-public information, and (ii) not to propose to any person or entity other than the Issuer any transaction between Merge Healthcare and the Issuer and/or its security holders involving the Issuer's securities or security holders unless the Issuer requested, in writing, that Merge Healthcare make such a proposal. In addition, Merge Healthcare agreed that, as of the date thereof and for a period of two (2) months from the date of the Confidentiality and Non-Disclosure Agreement, Merge Healthcare would not acquire, or assist, advise or encourage any other persons in acquiring, directly or indirectly, (i) control of the Issuer, including, but not limited to, acquiring control by nominating person(s) to serve on the Issuer's board of directors, (ii) more than two percent (2%) of any outstanding class of securities of the Issuer or any voting or economic interest therein, or (iii) substantially all of the Issuer's business or assets.

The descriptions of the Stockholder Support Agreements and the Confidentiality and Non-Disclosure Agreement do not purport to be complete and are qualified in their entirety by reference to the Form of Stockholder Support Agreement and the Confidentiality and Non-Disclosure Agreement which are attached hereto as Exhibit 99.2 and Exhibit 99.4, respectively, and are incorporated by reference into this Item 6.

Except for the Stockholder Support Agreements, the Confidentiality and Non-Disclosure Agreement and the Merger Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

----------

99.1 Agreement and Plan of Merger among Merge Healthcare Incorporated, Merge Acquisition Corp. and etrials Worldwide, Inc. dated May 30, 2009 (A)

99.2 Form of Stockholder Support Agreement dated as of May 30, 2009, by and among certain stockholders of etrials Worldwide, Inc. (A)

99.3 Joint News Release of Merge Healthcare Incorporated and etrials Worldwide, Inc. dated June 1, 2009 (A)

99.4 Confidentiality and Non–Disclosure Agreement dated May 6, 2009, by and between Merge Healthcare Incorporated and etrials Worldwide, Inc. (A)

(A) Incorporated by reference to the Current Report on Form 8-K filed by Merge Healthcare Incorporated dated June 1, 2009

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 05, 2009
Date
Merge Healthcare Incorporated
/s/ Justin C. Dearborn
Signature
Justin C. Dearborn
Chief Executive Officer
Name / Title

Footnotes:

----------

Addendum A

The name, business address and present principal occupation or employment of each of the executive officers and directors of Merge Healthcare are as set forth below. The business address of each executive officer and director is c/o Merge Healthcare Incorporated, 6737 West Washington Street, Suite 2250, Milwaukee, Wisconsin 53214–5650.

Executive Officers of Merge Healthcare
----------------------------
Justin C. Dearborn
Director, Chief Executive Officer

Nancy J. Koenig
President, Merge Fusion

Ann G. Mayberry–French
Vice President, General Counsel & Corporate Secretary

Steven M. Oreskovich
Chief Financial Officers & Treasurer

Antonia A. Wells
President, Merge OEM

Directors of Merge Healthcare
---------------------------------

Dennis Brown
Retired, after serving as vice president of finance, chief financial officer and treasurer of Apogent Technologies Inc., a publicly held company traded on the New York Stock Exchange

Justin C. Dearborn
President and Chief Executive Officer of Merge Healthcare

Michael W. Ferro, Jr.
Chairman of the Board and Chief Executive Officer of Merrick Ventures, LLC, a private investment firm

Gregg G. Hartemayer
Advisor, Merrick Ventures, LLC

Richard A. Reck
President, Business Strategy Advisors LLC, a business strategy consulting firm

Neele E. Stearns, Jr.
Chairman, Financial Investments Corporation, a private equity investment firm

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)